FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  March 2008

Commission File Number:                 01-15016

MDS INC. (Translation of registrant's name into English)
2700 Matheson Blvd. East, Suite 300, West Tower Mississauga, Ontario Canada L4W 4V9 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date: March 12, 2008	By:	/s/ Peter E. Brent
Peter E. Brent
Title: Senior Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	MDS Inc. - Interim Financial Statements for the First Quarter ended January 31, 2008
2.	MDS Inc. - Interim Management's Discussion and Analysis for the First Quarter ended January 31, 2008
3.	MDS Inc. - Canadian Supplement to Interim Management's Discussion and Analysis for the First Quarter ended January 31, 2008
4	MDS Inc. - Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
5.	MDS Inc. - Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)